Exhibit 99.1

SUMMARY OF PROPOSED TERMS

June 15, 2026

This Summary of Proposed Terms (this “Term Sheet”) sets forth our current proposal regarding a business combination (the “Transaction”) between Nano Dimension Ltd., a company incorporated under the laws of the State of Israel (“Nano”), and Infinite Epigenetics, Inc., a Delaware corporation (“Infinite”). This Term Sheet is an expression of intent only, does not express the final agreement of the parties, is not meant to be binding on the parties now or at any point in time in the future (other than as expressly set forth below), and is meant solely to be used as a guide for the parties in preparing the definitive written agreement providing for consummation of the proposed Transaction (the “Definitive Agreement”). Accordingly, other than the Binding Provisions (as defined below), the parties do not intend to be bound unless and until they enter into a Definitive Agreement. All amounts in this Term Sheet are in U.S. dollars.

Transaction Structure:

Nano proposes to acquire 100% of the outstanding equity interests of Infinite, which acquisition is currently intended to be effected by means of a reverse triangular merger of a wholly owned U.S. subsidiary of Nano with and into Infinite (or as a purchase by Nano of all of the outstanding capital stock of Infinite), with Infinite becoming a wholly owned subsidiary of Nano.

The Transaction would be structured in a mutually agreeable tax-efficient manner.

Post-Closing Ownership Allocations, Exchange Ratio and Underlying Assumptions:

At the closing of the Transaction (the “Closing”), each outstanding share of Infinite capital stock will be exchanged for shares of Nano’s common stock based on an agreed upon exchange ratio to be set forth in the Definitive Agreement (the “Exchange Ratio”), which shall be calculated by using the ratio of the Nano Valuation (as defined below) to the Infinite Valuation (as defined below).

At the Closing, pursuant to the Exchange Ratio (i) the equity holders of Infinite immediately prior to the Closing (including all option holders, warrant holders and convertible noteholders) will own a percentage of the equity of Nano, on a fully diluted basis, that is equal to the quotient of (A) the Infinite Valuation divided by (B) the sum of the Infinite Valuation and the Nano Valuation and (ii) the equity holders of Nano immediately prior to the Closing (including in-the-money option holders and in-the-money warrant holders) will own a percentage of the equity of Nano, on a fully diluted basis, that is equal to the quotient of (A) the Nano Valuation divided by (B) the sum of the Infinite Valuation and the Nano Valuation, in both cases disregarding any unallocated shares from any equity incentive plan.

The ownership percentages and the calculation of the Exchange Ratio will be subject to the following formulation: (i) a mutually agreed valuation of Infinite of $890 million less the Premium (the “Infinite Valuation”); and (ii) a valuation of Nano (the “Nano Valuation”) equal to the sum of (a) Nano’s actual Net Cash (as defined below and subject to adjustment as set forth below) at Closing (“Nano Equity Valuation”) plus (b) a 20% premium to actual Net Cash at Closing (“Premium”) plus (c) an agreed upon valuation for Essemtec (estimated to be $20 million) and other remaining assets of Nano.

All Infinite options, unvested restricted stock units and/or warrants would convert into equivalent options, restricted stock units and/or warrants to purchase Nano common stock based on the Exchange Ratio. The remaining terms of any outstanding options, unvested restricted stock units or warrants of Infinite would remain the same, including with respect to applicable vesting and post-termination exercise schedules.

“Net Cash” will be defined in the Definitive Agreement as follows, without duplication, and determined in accordance with GAAP applied on a basis consistent with Nano’s historical financial statements, (i) the sum of Nano’s unrestricted cash and cash equivalents plus (ii) marketable securities (valued at fair market value) plus (iii) accounts, interest and other receivables (net of allowances for doubtful accounts) plus (iv) deposits (to the extent refundable to Nano within 90 days following Closing) minus (v) the sum of all accounts payable, accrued expenses and other current and long-term liabilities payable in cash minus (vi) all indebtedness for borrowed money minus (vii) all unpaid Nano transaction costs (whether incurred prior to or at Closing), which shall include the D&O tail policy minus (viii) all payables or obligations related to Nano’s lease obligations (other than operating lease liabilities associated with office space that has been agreed in writing to be continued by the post-Closing combined company) minus (ix) all accrued employee-related liabilities, including without limitation accrued severance, retention bonuses, change-of-control payments, vacation and PTO accruals, deferred compensation, and any amounts payable in connection with the acceleration of equity awards at Closing minus (x) all litigation reserves, indemnification obligations, warranty liabilities, and other contingent liabilities (whether absolute, contingent, or otherwise) minus (xi) any taxes payable in connection with the disposition of Legacy Assets prior to Closing plus (xii) prepaid expenses and restricted cash for which Nano or the post-Closing combined company will receive the benefit following the Closing plus (xiii) net proceeds (after deduction of all associated transaction costs, taxes, and retained liabilities) received prior to the Closing in connection with the disposition of Legacy Assets (as defined below).

Nano Legacy Assets CVR Spin:

The Definitive Agreement will permit Nano to establish and administer a Nano Legacy Assets Liquidation Trust and related Spinco entity that will permit continuation of activities following the Closing to sell, license or otherwise dispose of or monetize Nano’s legacy Nano assets, businesses, technology and intellectual property and financial assets that shall not have been taken into account in connection with determination of Net Cash (collectively, the “Legacy Assets”).

In addition, Nano will assign to Nano Legacy Assets Liquidation Trust or Spinco all of Nano’s right, title and interest to any of the net proceeds expected to be received by Nano in respect of any disposition of the Legacy Assets that has been consummated prior to the Closing, but proceeds in respect of which are expected to be received post-Closing and not added to Nano’s Net Cash as of the Closing.

It is understood that consideration received by Spinco in any such disposition of the Legacy Assets following the Closing will be distributed solely to the pre-Closing shareholders of Nano via Contingent Value Right at the time of receipt of such consideration or at such other time that the Spinco board determines.

Post-Closing Board of Directors Composition:	Following the Closing, the combined company Board of Directors would consist of seven (7) members. Infinite shall have the right to designate five (5) directors if, immediately after Closing, Infinite legacy holders own greater than 55% of the post-Closing equity, and four (4) directors if Infinite legacy ownership is below 55% immediately after Closing. Committee composition shall comply with Nasdaq and applicable requirements.

Issuance of Shares:	The Nano ordinary shares to be issued in the Transaction would be issued as registered shares under a registration statement on Form S-4. In connection with the issuance, the combined company’s common stock will be listed on Nasdaq.

Nano Shareholder Approval:	As soon as reasonably practicable following the execution of the Definitive Agreement, and subject to receipt of all required information from Infinite (including required financial statements), Nano would mail a proxy statement to its shareholders, which would be in combination with a registration statement filed on Form S-4 (the “Registration Statement”), and promptly following the mailing of the Registration Statement, Nano would hold a meeting of its shareholders to approve the Transaction and other matters agreed upon in the Definitive Agreement. Nano executive officers and directors shall execute support agreements at signing, which shall include: (a) an agreement to vote in favor of the Transaction at the shareholder meeting; (b) no-shop and no-talk obligations during the period between signing and closing; and (c) a prohibition on the transfer of shares between signing and Closing, subject to customary exceptions. Nano and Infinite will discuss efforts to obtain support agreements from certain major institutional holders following public announcement of the Transaction.

Conditions to Execution of Definitive Agreement:

Satisfactory completion of confirmatory due diligence by both parties, including customary confirmatory due diligence on Infinite’s technology and business matters (as illustration, and not as a limitation, insurance and government programs reimbursement), including third-party consultant reports that are reasonably satisfactory to Nano.

Satisfactory negotiation of the Definitive Agreement, including customary provisions for a transaction of this nature and as set forth herein.

Approval of the proposed Transaction by the Boards of Directors of Infinite and Nano, and the shareholders of Infinite.

Infinite shall have provided to Nano, with respect to Infinite: (i) unaudited interim financial statements for each interim period expected to be completed prior to Closing that are required to be included in the Registration Statement; (ii) Infinite’s audited consolidated statements of income, cash flow and stockholders’ equity for each of its fiscal years required to be included in the Registration Statement which audited financial statements shall be audited by an independent registered public accounting firm in compliance with the standards of the Public Company Accounting Oversight Board if required; and (iii) all pro forma financial information required to be included in the Registration Statement pursuant to Article 11 of Regulation S-X.

Conditions to Closing:	The Definitive Agreement would provide that the Closing would be subject to: (i) the satisfaction of customary closing conditions for a transaction of this type, including the absence of a material adverse effect on either party; (ii) appropriate approval of Nano shareholders; (iii) appropriate regulatory approvals, including under applicable Israeli law and regulations; (iv) the Registration Statement will be effective; (v) the common stock of Nano to be issued in the Transaction will have been approved for listing on Nasdaq; (vi) completion of Nano’s re-domestication to the United States; and (vii) receipt of tax opinions satisfactory to Infinite confirming that the Transaction qualifies as a tax-free reorganization under Sections 368 of the Internal Revenue Code, such that no taxable gain will be recognized by Infinite stockholders.

Representations & Warranties, Covenants and Deal Protections:

The Definitive Agreement would contain representations, warranties and covenants typical for a transaction of this nature, including a representation from Nano that it is not a “shell company” as defined in Rule 12b-2 of the Exchange Act. Subject to mutually agreed exceptions, including setting up and administration of the “Nano Legacy Assets Liquidation Trust” and Spinco as set forth above, Nano shall be subject to a customary interim no-leakage covenant from signing through Closing restricting dividends, repurchases, acquisitions, investments, settlements, compensation matters, expenditures and other matters.

The representations and warranties would not survive the Closing, and there would be no escrow or price adjustments or any other recourse for any breaches of the representations, warranties and covenants of either party following the Closing.

The Definitive Agreement would include customary deal protection provisions to be negotiated, such as no-shop provisions and a fiduciary duty termination right for Nano. The Definitive Agreement would include (i) a break fee equal to the lesser of (a) the actual third-party expenses incurred by Infinite in connection with the Transaction or (b) Break Fee Amount, payable by Nano to Infinite in the case of Nano’s failure to receive shareholder approval for the Transaction, (ii) a break fee equal to the Break Fee Amount payable by Nano to Infinite or specific performance at Infinite’s option if Nano fails to complete the Closing after all conditions to Nano’s obligation to close have been satisfied or would have been satisfied but for Nano’s material breach or failure to use reasonable best efforts, and (iii) provisions entitling Infinite to terminate the agreement and receive a break fee equal to the Break Fee Amount from Nano or force the vote in the case of a change in board recommendation by Nano’s board (and if Nano’s stockholders fail to approve the transaction following such a change in recommendation and Nano subsequently enters into a definitive transaction agreement within 6 months after termination of the Definitive Agreement, then the break fee will be paid upon completion of that alternate transaction). “Break Fee Amount” means two and one-half percent (2.5%) of the Nano Equity Valuation (i.e., $10,000,000), payable in cash.

Break Fee Escrow. Concurrently with execution of the Definitive Agreement, Nano shall deposit into a segregated escrow account, with a third-party escrow agent, cash in an amount equal to the Break Fee Amount (the “Break Fee Escrow”). The escrow agent shall be a nationally recognized financial institution or trust company mutually selected by the parties. If the parties have not agreed in writing on an escrow agent within five (5) business days following execution of the Definitive Agreement, the escrow agent shall be Infinite’s primary commercial banking institution acting through its corporate trust or escrow services group, or, if such institution is unwilling or unable to serve, such other nationally recognized escrow agent customarily engaged for escrow arrangements in comparable public-company business combinations as Infinite shall designate. The Break Fee Escrow shall be governed by a customary escrow agreement to be negotiated and executed at or before signing of the Definitive Agreement, which shall provide for (a) automatic release to Infinite upon written notice of a triggering termination, subject to a short objection window not to exceed five (5) business days, (b) release back to Nano only upon the Closing or upon termination of the Definitive Agreement under circumstances in which no termination payment is owed, and (c) all escrow agent fees and expenses borne by Nano. The Break Fee Escrow shall not be subject to any lien, security interest, setoff, or attachment, and shall not be reachable by Nano’s creditors.

Lock-Ups:	The executive officers and members of the Board of Directors of the post-Closing combined company will agree to a 180-day lock-up post-Closing. In addition, the major investors of Infinite (to be identified) will be required to sign a similar lock-up agreement. Major investors of Nano (to be identified and mutually agreed upon) shall also be subject to the same lock-up.

Personnel Considerations:	Infinite and Nano will work together to determine the composition of the senior management team of the post-Closing combined company.

Definitive Agreement:	The parties shall use reasonable best efforts to negotiate and execute the Definitive Agreement prior to the EGM Date, to publicly announce the Transaction before trading opens on the next trading day following such execution, and to hold the shareholder meeting in respect of the Transaction as soon as reasonably practicable thereafter.

Communications Plan:	Subject to the requirements of applicable law (including the listing rules of any stock exchange or quotation system on which a party’s securities may be listed), the parties will agree on a coordinated public disclosure plan for the Transaction.

Fees and Expenses:	Except as otherwise expressly agreed upon by the parties and as set forth herein, each of Infinite and Nano shall be responsible for and bear all of its own costs and expenses incurred in connection with the proposed Transaction. Costs of engagement of a proxy soliciting firm, the cost of printing and filing with the SEC of the Registration Statement, and the cost of any Nasdaq listing application, will be borne by the post-Closing combined company.

Confidentiality:	The existence and the terms of this Term Sheet and the negotiations and discussions in connection herewith shall be treated as “Confidential Information” as defined in and pursuant to the Mutual Confidential Disclosure Agreement by and between the parties dated as of December 9, 2025 (the “NDA”).

Exclusivity:

Nano and Infinite hereby agree that, unless negotiations between Infinite and Nano are terminated earlier by mutual written agreement, during the period commencing on the date hereof and terminating at 5:00 pm (Eastern time) on the 30th day following the date hereof (the “Exclusivity Period”), each of Nano and Infinite shall not, and each party shall cause its respective subsidiaries and its and its subsidiaries’ respective officers, directors, employees, agents or other representatives (collectively, the “Representatives”) not to, directly or indirectly (including, without limitation, through any investment banker, attorney or accountant retained by or on behalf of any such person), (a) solicit, knowingly facilitate or knowingly encourage or induce the submission of any Acquisition Proposal (as defined below), (b) participate in any discussions or negotiations regarding an Acquisition Proposal, or (c) approve or enter into a binding or non-binding agreement with any other person or entity to do or seek to do any of the foregoing or consummate any transaction that is the subject of any Acquisition Proposal. Each party further agrees that, subject to the other terms and conditions hereof, upon execution of this Term Sheet, such party shall, and shall cause each of its Representatives to, cease any and all discussions and negotiations with third parties (other than the other party and its Representatives) regarding any Acquisition Proposal or any similar transaction. An “Acquisition Proposal” shall mean, with respect to either party hereto, any proposal or offer from any person (other than the other party or any of its Representatives) providing for (i) the acquisition or purchase by such person from a party of a substantial portion of such party’s or any of its subsidiaries’ capital stock or material assets or (ii) any merger, consolidation, or other business combination transaction involving such party (other than in connection with the Transaction or the exercise or repurchase of existing equity interests).

In the event that the Definitive Agreement is not executed by the parties prior to the date of the conclusion of the Nano Extraordinary General Meeting (the “EGM Date”), Nano shall reimburse Infinite for its reasonable and documented out-of-pocket expenses of its legal counsel and accountants related to the Transaction up to an aggregate of $3 million by wire transfer within 5 business days of Infinite providing Nano with documentation reasonably supporting such expenses(the “Termination Fee”), so long as Infinite is ready, willing and able to execute the Definitive Agreement prior to the EGM on terms that are substantially the same as the terms set forth in this Term Sheet and Infinite has not, directly or indirectly, taken action or failure to act that shall have materially contributed to causing the failure of the Definitive Agreement to be executed by the parties, and provided that such date shall be extended so long as Infinite elects to continue to negotiate in good faith. If the Definitive Agreement is executed after the EGM Date: (i) the Termination Fee shall be added to the Nano Valuation at Closing for purposes of determining the Exchange Ratio; and (ii) the Termination Fee shall be credited against any expense reimbursement or Break Fee Amount subsequently payable by Nano to Infinite.

Notwithstanding the foregoing or anything else herein to the contrary, (i) Nano may continue any activity solely related to the disposition or potential disposition of Legacy Assets and not related to any other assets or equity interests of Nano and (ii) during the Exclusivity Period, Infinite shall not negotiate in respect of or otherwise obtain funds or financing whether unsecured or secured by capital stock or assets of Infinite or any of its subsidiaries or controlled affiliates in an amount in the aggregate in excess of $20 million.

Miscellaneous:

By their signatures below, each party represents and warrants that they have full power and authority to execute, deliver and perform its obligations under this Term Sheet.

The parties agree that this Term Sheet will be governed by and construed under the laws of the State of Delaware without regard to conflicts of law principles.

The provisions of the sections of this Term Sheet entitled “Confidentiality”, “Exclusivity” and “Miscellaneous,” (the “Binding Provisions”) are intended by the parties to be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Other than the Binding Provisions, all other provisions of this Term Sheet are intended only as an expression of interest on behalf of the parties, are not intended to be legally binding on any party and are expressly subject to the negotiation and execution of an appropriate Definitive Agreement. This Term Sheet may be signed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same agreement. This Term Sheet may not be assigned without the other party’s written consent.

(Signature Page Follows)

This Term Sheet is executed and made effective as of the last date set forth above:

Nano Dimension Ltd.		Infinite Epigenetics, Inc.

By:	/s/ David Stehlin	By:	/s/ Matthew Dawson
Name:	David Stehlin	Name:	Matthew Dawson
Title:	Chief Executive Officer	Title:	Chief Executive Officer